Exhibit 11.1

Code of Ethics

Effective: 12 October 2023

The board of directors (the “Board”) of MoneyHero Limited (together with its subsidiaries, “MoneyHero Group”, “we” or “us”) has adopted this Code of Ethics (the “Code”) in order to deter wrongdoing and promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	full, fair, accurate, timely and understandable disclosure in reports and documents that MoneyHero Group files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by MoneyHero Group;

3.	compliance with applicable governmental laws, rules and regulations;

4.	the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

5.	accountability for adherence to the Code.

All directors, officers and employees of MoneyHero Group (“Personnel”) are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below.

HONEST AND ETHICAL CONDUCT

MoneyHero Group’s policy is to promote high standards of integrity by conducting its affairs honestly and ethically.

Personnel must act with integrity and observe the highest ethical standards of business conduct in their dealings with MoneyHero Group’s users, customers, suppliers, partners, service providers, competitors, employees and anyone else with whom they have contact in the course of performing their job.

CONFLICTS OF INTEREST

A conflict of interest occurs when an individual’s private interest interferes, or even appears to interfere, with the interests of MoneyHero Group as a whole. A conflict of interest can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform their work for MoneyHero Group objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of their family) receives improper personal benefits as a result of their position in MoneyHero Group.

Loans by MoneyHero Group to, or guarantees by MoneyHero Group of, obligations of Personnel or their family members are of special concern. Loans by MoneyHero Group to, or guarantees by MoneyHero Group of, obligations of any director or executive officer are expressly prohibited.

Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in the paragraph below.

Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with and seek a determination and prior authorization or approval from, their supervisor or the General Counsel. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the General Counsel with a written description of the activity and seeking the General Counsel’s written approval. If the supervisor is themselves involved in the potential or actual conflict, the matter should instead be discussed directly with the General Counsel.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

It shall be the continuing responsibility of all Personnel to scrutinize their transactions and outside business interests and relationships for potential conflicts and to immediately follow the disclosure process set out in this Code.

CORPORATE OPPORTUNITIES

All Personnel owe a duty to MoneyHero Group to advance its interests when the opportunity to do so arises. Personnel are prohibited from taking for themselves personally opportunities that are discovered through the use of Company property, information or position. Personnel may not use Company property, information or position for personal gain. In addition, no director, officer or employee may compete with MoneyHero Group.

CONFIDENTIALITY

Personnel should maintain the confidentiality of information entrusted to them by MoneyHero Group or by third parties such as its customers, users, clients, vendors or consultants, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to MoneyHero Group’s competitors, or harmful to MoneyHero Group or its customers if disclosed. Personal information of our users or Personnel within MoneyHero Group should also be considered confidential for the purposes of this Code.

Media statements, responses to questions from any journalist, investor, stockbroker or financial analyst and official announcements may only be made by persons approved by the Board, the Chief Executive Officer or the Chief Financial Officer.

Personnel and associated parties must not participate in public forum discussions (including internet-based forums and social media platforms), speculate or add forward-looking statements to their opinions written online where the subject matter is related to MoneyHero Group or its competitors.

FAIR DEALING

Each director, officer and employee should endeavor to deal fairly with MoneyHero Group’s customers, suppliers, competitors and employees. No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse or privileged information, misrepresentation of facts or any other unfair dealing practice.

PROTECTION AND PROPER USE OF COMPANY ASSETS

All directors, officers and employees should protect and safeguard MoneyHero Group’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on MoneyHero Group’s profitability and are prohibited.

All Company assets should be used only for legitimate business purposes. Any suspected incident of fraud or theft should be reported for investigation immediately.

The obligation to protect Company assets includes MoneyHero Group’s proprietary information. Proprietary information includes intellectual property that MoneyHero Group owns, develops, pays to have developed or to which it has an exclusive right, such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records and any non-public financial data or reports.

Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Directors, officers and employees should comply, both in letter and spirit, with all applicable laws, rules and regulations.

Although not all directors, officers and employees are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the legal department.

Insider trading is unethical, illegal and a violation of MoneyHero Group’s Insider Trading Policy.

In countries where we operate, it is illegal to provide, offer or accept a kickback or bribe. We also must comply with the U.S. Foreign Corrupt Practices Act (“FCPA”) which prohibits a company (including but not limited to its shareholders, directors, agents, officers and employees) from directly or indirectly offering, promising to pay, or authorising the payment of money or anything of value to a government official to win or retain business or favourable treatment.

MoneyHero does allow the acceptance and/or provision by Personnel of token gifts or entertainment provided always that they are appropriate to the intended business purpose, consistent with local business practice and laws and not offered to gain any special advantage.

For additional information regarding MoneyHero’s policies and procedures relating to compliance with anti-corruption laws or acceptance of gifts or other gratuities, please see MoneyHero’s Group’s Anti-Fraud, Bribery and Corruption Policy and Anti-Money Laundering Policy.

INTEGRITY IN REPORTING AND DISCLOSURE

MoneyHero Group’s periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

Each director, officer and employee who contributes in any way to the preparation or verification of MoneyHero Group’s financial statements and other financial information must ensure that MoneyHero Group’s books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with MoneyHero Group’s accounting and internal audit departments, as well as MoneyHero Group’s independent public accountants and counsel.

Each director, officer and employee who is involved in MoneyHero Group’s disclosure process must:

1.	be familiar with and comply with MoneyHero Group’s disclosure controls and procedures and its internal control over financial reporting; and

2.	take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of MoneyHero Group provide full, fair, accurate, timely and understandable disclosure.

Given the foregoing requirements, it is the obligation of all Personnel to ensure that they submit and maintain accurate records, so that materials reviewed by Personnel involved in the disclosure process are based on accurate information.

RESPONSIBILITY TO INDIVIDUALS

MoneyHero Group is an equal opportunities employer. MoneyHero is committed to the fair and equal treatment of all its Personnel and abides by the employment laws of the countries in which it operates. We follow a ‘zero tolerance’ to child labour policy in our Group-wide business operations. Personnel and candidates for employment or engagement shall be considered based on individual merit and qualifications to carry out their job without regard to race, gender, religion, sexual orientation, disability, age, marital status or political belief or any other aspect protected by law.

MoneyHero Group aims to provide working environments that foster safe, respectful, and inclusive working relationships. We do not tolerate discrimination, including sexual, physical or verbal harassment or other demeaning behaviour against any individual or group of people. We do not tolerate bullying, violence or threats of violence. Personnel are required to adhere to MoneyHero Group’s Equal Opportunity, Anti-Harassment & Anti-Bullying Policy.

ENVIRONMENT, HEALTH AND SAFETY

MoneyHero Group seeks to manage and operate its assets in a manner that is protective of human health and safety and the environment. To achieve that goal, Personnel are encouraged to report conditions that they believe to be unsafe, unhealthy, hazardous to the environment or pose a security risk.

For additional information regarding MoneyHero Group’s policies and procedures relating to health and safety, please refer to the Occupational Health and Safety Policy applicable to your location.

REPORTING AND INVESTIGATION OF VIOLATIONS

Actions prohibited by this Code involving directors or executive officers must be reported to the Audit Committee.

Actions prohibited by this Code involving anyone other than a director or executive officer must be reported to the reporting person’s supervisor, to the Group Head of People and Talent and to the General Counsel.

After receiving a report of an alleged prohibited action, the Audit Committee, the General Counsel or the relevant supervisor must promptly take all appropriate actions necessary to investigate.

All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

PROHIBITION ON RETALIATION

MoneyHero Group does not tolerate acts of retaliation against any director, officer or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code, and any such retaliation may be a violation of MoneyHero Group’s Whistleblower Policy.

ENFORCEMENT

MoneyHero Group must ensure prompt and consistent action against violations of this Code.

If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board.

If, after investigating a report of an alleged prohibited action by any other person, the relevant supervisor determines that a violation of this Code has occurred, the supervisor will report such determination to the Group Head of People and Talent and the General Counsel.

Upon receipt of a determination that there has been a violation of this Code, the Board or the General Counsel will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

WAIVERS

The Board or the Audit Committee (in the case of a violation by a director or executive officer) or the General Counsel (in the case of a violation by any other person) may, in its discretion, waive any violation of this Code.

Any waiver for a director or an executive officer shall be disclosed as required by SEC and NASDAQ rules.